3-11-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019184

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52301

RECEIVED MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Rothschild LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John K. Egan (212) 409-6919
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of ABN AMRO Rothschild LLC (the Company) as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Henry H. Erbe III
Managing Director

Adam Young
Managing Director

Sworn to before me this 28th day of February, 2002

Elizabeth Portalatin
Notary Public

ELIZABETH PORTALATIN
Notary Public, State of New York
No. 24-4971181
Qualified in Kings County
Commission Expires Aug. 27, 2002

This report contains:

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Members' Equity
		Supplemental information:
(x)	(f)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
(x)	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(n)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
( )	(o)	Statement of Secured Amount and funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Management Committee and Members
ABN AMRO Rothschild LLC

We have audited the accompanying statement of financial condition of ABN AMRO Rothschild LLC (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABN AMRO Rothschild LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2002

Statement of Financial Condition

	December 31 2001
Assets	
Cash	$150,300
Total Assets	$150,300
Members' Equity	
ABN AMRO Incorporated	$75,150
Rothschild Inc.	75,150
Total Members' Equity	$150,300

See Accompanying Notes to Financial Statements.

Statement of Operations

	Year Ended December 31 2001
Revenues	$ -
Expenses	-
Net Income	$ -

See Accompanying Notes to Financial Statements.

Statement of Changes in Members' Equity

	Year Ended December 31, 2001		
	ABN AMRO Incorporated	Rothschild Inc.	Total
Members' Equity at January 1, 2001	$75,150	$75,150	$150,300
Net income	-	-	-
Members' Equity at December 31, 2001	$75,150	$75,150	$150,300

See Accompanying Notes to Financial Statements.

Statement of Cash Flows

	Year Ended December 31 2001
Operating Activities	
Net Income	$ -
Financing Activities	
Member Contributions	-
Increase in Cash	-
Cash at January 1, 2001	150,300
Cash at December 31, 2001	$150,300

See Accompanying Notes to Financial Statements.